Yucheng Ranked No. 1 Banking IT Solution Provider in China in 2010

BEIJING, October 19, 2011 /PRNewswire-Asia-FirstCall/ -- Yucheng Technology Limited (Yucheng) (NASDAQ:YTEC), a leading IT service provider to the Chinese banking industry, today announced that industry research firm IDC has named it No. 1 Banking IT solution provider in China in calendar year 2010, with market share increasing to 5.2% from 4.3% in 2009.

Detailed highlights:

●	Yucheng was ranked No. 1 IT solution provider by revenues and by market shares for the first time after being in the top three in the last three years.

●	Yucheng ranked No. 2 in both Channel Solutions and Management Solutions with the market share of 7.9% and 7.1% respectively.

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Yucheng maintained No. 1 ranking for e-banking solutions with the market share of 29.7% while took the top spots in both loan management solutions and business intelligence solutions with the market of 10.2% and 11.1%, respectively.

●	Yucheng also achieved No. 3 rankings in risk management solutions, intermediary business solutions, ERP solutions with market share of 5.9%, 6.0%, and 8.2% respectively.

“We are pleased with the latest rankings from IDC that indicate our company continues to prosper in this highly competitive industry through our constant focus on providing high quality solutions and services. We maintained the top ranking in our strongest solution in e-banking while gained in several fast growing solutions such as loan management and business intelligence,” said Weidong Hong, Chief Executive Officer of Yucheng. “According to the IDC estimate, the industry will grow at the CAGR of 19.9%for the next five years. Being the top player in a very competitive yet more rational industry than in the past, we are confident we will continue to gain market share and strive to maintain our top position in the industry.”

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ:YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,500 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng has been ranked in the Global FinTech 100 survey of top technology partners to the financial services industry for three consecutive years. The independent research firm IDC also has named Yucheng one of the top three market share leaders in China's Banking IT solution market every year since 2007. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai
Yucheng Technologies Limited
Tel: +86-10-5913-7889
Email: investors@yuchengtech.com